

May 30, 2013

Via E-mail
A. Bruce O'Connor
Chief Financial Officer and
Vice President
Middlesex Water Company
1500 Ronson Road
Iselin, New Jersey 08830

> **Re:** **Middlesex Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **Response dated May 24, 2013**
> **File No. 0-422**

Dear Mr. O'Connor:

We have reviewed your response dated May 24, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Fair Value of Financial Instruments, page 50

1.	We reviewed your response to comment three in our letter dated May 14, 2013. Please tell why you cannot use a present value technique to estimate the fair value of the other long term debt. Please refer to the application guidance in ASC 820-10-55-4 through 20.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comment. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief